Filed by Enveric Biosciences, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

of the Securities Exchange Act of 1934

Subject Company: Enveric Biosciences, Inc.

Commission File No.: 001-38286

Date: August 18, 2021

Enveric Biosciences CEO, David Johnson, Issues Letter to Shareholders

Company has also released its second quarter and first half financial results for the period ended June 30, 2021

NAPLES, Fla., August 18th, 2021 /PRNewswire/ — Enveric Biosciences (NASDAQ: ENVB) (“Enveric” or the “Company”), a patient-first biotechnology company developing novel therapeutic drugs to improve the quality of life for cancer patients, Chief Executive Officer, David Johnson, today is issuing an open letter to shareholders.

Dear Fellow Shareholders:

As we approach our annual stockholder meeting on September 14, 2021 and the expected closing of the transaction with MagicMed Industries Inc. (“MagicMed”), we believe we are well-positioned to emerge as a next-generation neuroscience platform. We expect the pending transaction to complement our existing product development activities, which are focused on physical symptoms, with a platform of novel, psychedelics that addresses the large mental health challenges related to CNS indications such as PTSD, anxiety, depression and pain.

We filed our second quarter and first half of 2021 financials last Friday with the SEC, which demonstrates our strong balance sheet of approximately $20 million in cash, no debt and an efficient capital table, affording us the flexibility to be opportunistic about further M&A possibilities and in executing on our current business plan.

We also increased R&D spend during the first half of 2021 and, after the proposed transaction with MagicMed, plan on further investments in mental health initiatives with potential for true disruption in this patient care segment, solidifying our unique position as one of the few NASDAQ-listed mental health companies.

We recognize that the public markets have been difficult for microcap companies in this space for the past several months, and remain committed to executing on our business plan to maximize shareholder value moving forward.

Acquisition of MagicMed

To date, Enveric’s focus has been in the discovery and development of cannabinoid-based therapeutic drugs for patients who suffer from the side effects of cancer therapy. Indications such as Radiation Induced Dermatitis and Chemotherapy Induced Peripheral Neuropathy represent a very large market opportunity and the current standard of care has seen minimal clinical innovation.

Our development activities, however, revealed an even larger opportunity related to a side effect in cancer therapy known as ‘Cancer Related Distress’ (CRD) derived from anxiety, depression and PTSD arising from the diagnosis, treatment protocol or a patient’s concerns about the future. While working to address the physical issues associated with cancer therapy, as a patient-centric company, it became evident that patients also had significant struggles with the mental aspect of their diagnosis. Scientific evidence published by leading academic institutions such as John Hopkins and Yale show the promise of psychedelic molecules as an effective and exciting approach in treating mental health. The FDA’s approval of Janssen’s SPRAVATO® (eskatamine) and its designation of “Breakthrough Therapy” for a Psilocybin and MDMA, further bolsters this published research.

It was with this lens that we started looking for the right partner to enter this space. We have been excited about MagicMed since we first met them. Their library of Intellectual Property for Generation 3molecules, together with their use of Artificial Intelligence, we believe will allow the combined company to address many of the issues not only within our desired cancer indications, but well beyond in this extensive arena of societal mental health problems. In fact, we now believe there is a potential to disrupt the entire market through our IP strategy, which is a very exciting proposition for patients and our shareholders alike.

Dr. Joseph Tucker, current CEO of MagicMed and incoming CEO of Enveric upon the expected closing, and I agree, quite passionately, that mental health is a major global crisis with inadequate current therapies. With a market estimated at more than $250 billion in North America alone, the combined company will be uniquely positioned to bring significant value in the form of efficacious, reliable, life-changing therapies for the patients we seek to serve.

The proposed transaction with MagicMed has now cleared the regulatory approvals and is currently awaiting a shareholder vote of both Enveric and MagicMed shareholders on matters related to the proposed transaction. We expect the proposed transaction to close late in the third quarter or very early in the fourth quarter.

Other key points of progress

Building a World Class Team

To support our growing business, Enveric and MagicMed plan to come together with a very deep and experienced leadership team, while continuously looking for further enhancements. In the second quarter, we announced that Carter Ward had joined the company as our CFO. Carter comes to Enveric with years of Public Company experience in the Life Sciences space, as well as a KPMG pedigree.

To support our growing R&D capabilities and team, we have leased a new discovery facility at the University of Calgary, increasing the efficiency and focus of our R&D activities. In addition, we have just agreed to double our team in Calgary to allow them to accelerate our ability to synthesize and screen more drug candidates.

Finally, we have brought in other new skill sets in Project Management, Clinical Research and a new Scientific Advisory Board Member, Dr. Arash from Cedar Sinai Hospital in Los Angeles

Progressing our Pipeline

●	EV101 has now been given approval for a Phase1/2 trial in Tel Aviv. We will continue to look at the best pathway forward for this initiative.
●	EV102 continues to make progress in our development program and still shows signs that this could be in the clinic in the first half of 2022.
●	EV104 is a discovery stage program for Pain, creating a Proof of Principal on the Diverse Bio Assets we licensed in Q1 of 2021.

Expansion of Intellectual Property

Enveric Biosciences was granted US patent number 11,090,275 on August 17th. This US patent is the first of three pending patent portfolios directed to cancer treatment using cannabidiol (CBD) owned by Enveric. This patent is part of a larger strategy to build a large and strong Patent portfolio. It is an exciting milestone for the company.

Outlook of Combined Company

The combination of Enveric and MagicMed is expected to uniquely and immediately propel us to emerge as a powerful drug discovery and clinical stage mental health biotechnology company, bringing forward novel therapies to improve the standard of care and unmet medical needs globally.

Our focus is very clear:

-	Continue to progress our pipeline into and through the clinic
-	Close the MagicMed Industries transaction and start to utilize their Psybrary to protect, expand and develop new psychedelic drug candidates, starting with PTSD for cancer
-	Opportunistically look for external development ways to add value to Enveric

I want to thank our shareholders for their support as we approach our September 14th stockholder meeting. As always, we look forward to hearing from you. Please email our investor relations department for more information – EnvericBio@KCSA.com.

Sincerely,

David Johnson,

Chairman and CEO

Enveric Biosciences

About Enveric Biosciences

Enveric Biosciences is a patient-first biotechnology company developing rigorously tested, novel cannabinoid medicines to improve quality of life for cancer patients. Initial indications include radiodermatitis, a common and often severe side effect of radiation therapy, and chemotherapy-induced neuropathy. For more information, please visit https://www.enveric.com/.

Additional Information About the Amalgamation and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between the Company and MagicMed. In connection with the proposed transaction, the Company has filed relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4, as amended (File No. 333-257272), that includes a proxy statement and prospectus. The registration statement was declared effective by the SEC on July 9, 2021, and the proxy statement/prospectus was mailed or otherwise disseminated to stockholders of the Company. Enveric has also filed and may file other relevant documents with the SEC regarding the proposed transaction. THE COMPANY URGES INVESTORS AND STOCKHOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders can obtain free copies of the proxy statement/prospectus and other documents filed by the Company with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders can obtain free copies of the proxy statement/prospectus and other documents filed by the Company with the SEC by contacting Investor Relations by mail at Enveric Biosciences, Inc., Attn: Investor Relations, 4851 Tamiami Trail N, Suite 200, Naples, FL 34103. Stockholders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Participants in the Solicitation

The Company and MagicMed, and each of their respective directors and executive officers and certain of their other members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Additional information regarding these persons and their interests in the proposed transaction is included in the proxy statement/prospectus relating to the proposed transaction that was filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “budgets,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “forecasts,” “intend,” “scheduled,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “proposed,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond the Company’s and MagicMed’s control. Statements in this press release regarding the Company, MagicMed and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on the Company’s and MagicMed’s business and future financial and operating results, the amount and timing of synergies from the proposed transaction, expectations regarding capital structure following the closing of the proposed transaction, the combined company’s pipeline, intellectual property protection and R&D spend, and the closing date for the proposed transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond the Company’s and MagicMed’s control. These factors include, among other things, the combined company’s ability to execute successfully its strategic plans, including its business development strategy, the expiration of patents or data protection on certain products, including assumptions about the combined company’s ability to retain patent exclusivity of certain products, the impact and result of governmental investigations, the combined company’s ability to obtain necessary regulatory approvals or obtaining these without delay, the risk that the combined company’s products prove to be commercially successful or that contractual milestones will be achieved. Similarly, there are uncertainties relating to a number of other important factors, including: results of clinical trials and preclinical studies, including subsequent analysis of existing data and new data received from ongoing and future studies; the content and timing of decisions made by the U.S. FDA and other regulatory authorities, investigational review boards at clinical trial sites and publication review bodies; the ability to enroll patients in planned clinical trials; unplanned cash requirements and expenditures; the amount of funds the combined company requires for its product candidates; competitive factors; the ability to obtain, maintain and enforce patent and other intellectual property protection for any product candidates; the ability to maintain key collaborations; the impact of the ongoing COVID-19 pandemic on the combined company’s results of operations and business plan and the global economy; and general economic and market conditions. Additional information concerning these risks, uncertainties and assumptions can be found in the Company’s filings with the SEC, including the risk factors discussed in the Company’s most recent Annual Report on Form 10-K, as updated by its Quarterly Reports on Form 10-Q and future filings with the SEC.

Investor Contacts

Valter Pinto / Allison Soss

KCSA Strategic Communications

212.896.1254 / 212.896.1267

valter@kcsa.com / asoss@kcsa.com

Media Contacts

Caitlin Kasunich / Raquel Cona

KCSA Strategic Communications

212.896.1241 / 212.896.1204

ckasunich@kcsa.com / rcona@kcsa.com